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                                                                   HARTFORD LIFE



April 28, 2004



Securities and Exchange Commission
450 Fifth Street, N.W., Stop 5-6
Washington, D.C. 20549

Re:   Fortis Benefits Insurance Company
      Variable Account D ("Registrant")
      File No. 333-43886

Commissioners:

Pursuant to Rule 477(a), the Registrant hereby respectfully requests that the filing on Form N-4 which was transmitted on April 26, 2004 and described on its cover as Post-Effective Amendment No. 5 (File No. 333-43886) be withdrawn for the reason that it was filed in error.

Sincerely,

/s/ Marianne O'Doherty

Marianne O'Doherty
Assistant General Counsel